Exhibit 99.2

Q 4 2017 % Change Y/Y Total Revenues $157.7 million +20% Sparkling Water Maker Units 1,181,000 +26% CO 2 Refill Units 8.2 million +11% Flavor Units 4.7 million - 11% Net Income $25.5 million +63% EPS (1) $1.13 +58% Financial Highlights Q4 2017 (1) Based on weighted shares outstanding of 22.7 million in Q4 2017 and 22.0 in Q4 2016 million

FY 2017 % Change Y/Y Total Revenues $543.4 million +14% Sparkling Water Maker Units 3,657,000 +24% CO 2 Refill Units 32.5 million +11% Flavor Units 20.3 million - 8% Net Income $74.4 million +67% EPS (1) $3.29 +59% Financial Highlights FY 2017 (1) Based on weighted shares outstanding of 22.6 million in 2017 and 21.5 in 2016 million

Quarterly Revenue 2014 - 2017 ($ millions) 118.2 141.2 125.9 126.5 91.3 101.7 110.0 112.9 100.9 119.2 124.2 131.8 115.3 130.6 139.8 157.7 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Sparkling Water Maker Unit Sales 2014 - 2017 (thousands) 604 785 818 1,018 518 491 639 769 575 637 788 941 770 859 847 1,181 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly CO 2 Refill Unit Sales 2014 - 2017 (millions ) 5.8 6.5 6.4 6.3 6.0 6.9 7.0 6.7 6.8 7.5 7.7 7.4 7.6 8.3 8.4 8.2 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Flavor Unit Sales 2014 - 2017 (millions ) 8.4 9.3 7.6 6.1 4.9 5.1 6.7 5.6 5.3 6.0 5.5 5.2 5.2 5.3 5.1 4.7 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Consolidated Statements of Operations 2017 vs. 2016 Q4 - 2016 Q 4 - 2017 FY 2016 FY 2017 (Unaudited) (Unaudited) (Audited) (Unaudited ) Revenue $131,800 $157,659 $476,065 $543,371 Cost of revenue 62,802 72,784 231,087 253,512 Gross profit 68,998 84,875 244,978 289,859 Operating expenses Sales and marketing 39,021 44,692 144,657 159,225 General and administrative 11,139 14,484 43,522 49,117 Other expenses, net - - 2,327 142 Total operating expenses 50,160 59,176 190,506 208,484 Operating income 18,838 25,699 54,472 81,375 Interest expense (income), net 154 (186) 523 (421) Other financial expense 652 (1,190) 1,597 (933) Total financial expense 806 (1,376) 2,120 (1,354) Income before income taxes 18,032 27,075 52,352 82,729 Income tax expense 2,384 1,545 7,886 8,340 Net income for the period $15,648 $25,530 $44,466 $74,389 Net income per share Basic $0.73 $1.16 $ 2.10 $3.41 Diluted $0.71 $1.13 $2.07 $3.29 Weighted average number of shares Basic 21,297 22,012 21,183 21,808 Diluted 21,978 22,676 21,516 22,577